                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)*


                           Great Lakes Aviation, Ltd.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   39054K  108
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                                 (CUSIP Number)

                                Joseph T. Kinning
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                              Minneapolis, MN 55402
                                 (612) 334-8514
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  October 22, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement /   /.  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                   Page 1 of 6

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CUSIP No.  39054K 108                  13D              Page  2   of   6  Pages
          ------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Gayle R. Voss    SSN: ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /   /
                                                                       (b) /   /

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(D) OR 2(E)                                                               /   /


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

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                    7    SOLE VOTING POWER

  NUMBER OF         ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               2,350,000
    EACH            ------------------------------------------------------------
  REPORTING
   PERSON           9    SOLE DISPOSITIVE POWER
    WITH
                         2,350,000
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,350,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /   /


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31%

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14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:   Security and Issuer

     The Name of the Issuer is Great Lakes Aviation, Ltd. and the address of its principal office is 1965 330th Street, Spencer, Iowa 51301. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Person directly owns 2,350,000 shares of Common Stock (the "Shares").


Item 2:   Identify and Background

     (a)  Gayle R. Voss

     (b)  1218 Summer Circle Drive
          Okoboji, Iowa 51355

     (c)  Employee of the Issuer

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     (f)  United States


Item 3:   Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the Shares from her ex-spouse pursuant to a domestic relations order. The Reporting Person used no funds in the acquisition.


Item 4:   Purpose of Transaction

     The Reporting Person acquired the Shares from her ex-spouse pursuant to a domestic relations order. The Reporting Person has no present intention to purchase additional shares of Common Stock of the Issuer.

     The Reporting Person has no present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D except that, the Reporting Person's ex-spouse, who is the Chief Executive Officer of the Issuer and the beneficial owner of 4,700,000 shares of Common Stock of the Issuer, has agreed to vote all shares of Common Stock beneficially owned (including the Shares) by him for the election to the Board of Directors of the Reporting Person.

Item 5:   Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, the Reporting Person owned 2,350,000 shares of Common Stock constituting approximately 31% of outstanding Common Stock of the Issuer.

     (b) The Reporting Person has granted her ex-spouse an Irrevocable Proxy to vote all the Shares and has entered into a Buy-Sell Agreement with her ex-spouse with respect to all the Shares. See Item 6 of this Schedule 13D.

     (c)  Not applicable.

     (d)  Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Reporting Person has granted to her ex-spouse, Mr. Douglas Voss, who is the Chief Executive Officer of the Issuer and the beneficial owner of approximately 62% of the Common Stock of the Issuer (including the Shares), an Irrevocable Proxy to vote the Shares until June 28, 2010.

     The Reporting Person and Mr. Voss have entered into a Shareholder Buy-Sell Agreement (the "Agreement") with respect to the Shares. The term of the Agreement (the "Term") is until June 28, 2010 or until such time as the Reporting Person does not own any Shares or the Issuer is dissolved or liquidated. Pursuant to the Agreement the Reporting Person may not sell any Shares until June 28, 1999 at which time she may sell 470,000 Shares and an additional 235,000 Shares in each year thereafter. Mr. Voss, however, has been granted a right of first refusal to purchase for the market price any Shares which the Reporting Person desires to so sell. The Agreement also provides Mr. Voss the option to purchase any Shares at any time during the Term for the market price of the Common Stock. The Agreement provides that in any transaction in which Mr. Voss sells greater than 5% of his Common Stock, Mr. Voss has the right to compel the Reporting Person to include the Shares in such transaction on the same terms as the shares of Common Stock of Mr. Voss. In turn, the Reporting Person has the right to have the Shares included by Mr. Voss in any such transaction on a pro rata basis.

     The Agreement also provides Mr. Voss the right to purchase the Shares for the market price upon the death of the Reporting Person or an involuntary disposition of the Shares. Pursuant to the Agreement, Mr. Voss will vote all shares of Common Stock beneficially owned by him (including the Shares) for the election of the Reporting Person to the Board of Directors of the Issuer.

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Item 7:   Material to be Filed as Exhibits

     Exhibit 1 Irrevocable Proxy, dated June 28, 1996 for the Reporting Person to Douglas G. Voss.


     Exhibit 2 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Douglas G. Voss.


                          Signature

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Dated: October 22, 1996



                                   /s/ Gayle R. Voss
                                   -------------------------------------------
                                   Gayle R. Voss

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                                  EXHIBIT INDEX


Exhibit      Document
-------      --------

Exhibit 1 Irrevocable Proxy, dated June 28, 1996 for the Reporting Person to Douglas G. Voss

Exhibit 2 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Douglas G. Voss